EXHIBIT 99.1

News Release

Rosetta Genomics Announces New York State Approval for miRview mets²

Proprietary microRNA diagnostic for Identification of Cancer of Unknown Primary Now Available in all 50 U.S. States

PHILADELPHIA and REHOVOT, Israel (December 09, 2011) – Rosetta Genomics, Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, announced that the New York State Department of Health has approved miRview® mets² for testing on patient samples from the state.  New York is the only U.S. state that requires an independent regulatory review process for laboratory developed tests.  With this approval, Rosetta Genomics can offer miRview® mets² in all 50 U.S. states.  miRview® mets² is the Company’s proprietary microRNA-based test that identifies the primary origin of many types of tumors of uncertain or unknown origin.

Approximately one third of all cancer patients are diagnosed with metastases, and a large proportion of those cases may have metastases whose primary origin is uncertain or unknown.  Furthermore, in 3% to 5% of all cancer cases the primary origin is not found even after extensive clinical and pathological work up.  In both scenarios, the use of miRview® mets² may assist physicians by confirming  suspected origins,  or providing possible  new origins to explore which can  affect treatment options.

“With approximately 200,000 cases of cancer of unknown primary (CUP) and difficult to diagnose metastatic cancer per year in the U.S., there is a pressing clinical need for more accurate identification of the tumor of origin,” said Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics. “We are very pleased to have approval to market this important cancer diagnostic to the benefit of physicians and patients in New York.”

About the miRview® mets² Test
In order to effectively direct the diagnostic process, miRview® mets² offers physicians and patients a wide panel of 42 identifiable tumor origins, high accuracy and biologically motivated and easy-to-understand proprietary classifiers that provide significant advantage compared with other available technologies.  Furthermore, miRview® mets² features improved classifiers that incorporate clinical, biological and molecular knowledge that provides only one or two most likely suspected origins, with the vast majority of cases providing just a single origin or answer.  In addition, the assay offers identification of sarcomas, lymphomas and other non-epithelial malignancies, as well as more histologic subtypes.

A blinded validation set of 509 samples was studied and provided an accurate result in 85% of the samples; in 82% of cases a single tissue of origin prediction was given with an accuracy of 90%.  A post-marketing validation study conducted at Ruprecht-Karls University Heidelberg (Heidelberg, Germany) evaluated a set of samples from CUP patients that resulted in 88% concordance with the clinical presentation and pathology.

Additional studies have been completed demonstrating that decalcified bone specimens can now be tested on the miRview® mets² platform, which is an important advantage since bone is a common site for metastatic cancer and most molecular tests are unsuccessful on decalcified paraffin embedded bone samples.

About miRview® Products
miRview® are a series of microRNA-based diagnostic products offered by Rosetta Genomics. miRview® mets and miRview® mets² accurately identify the primary tumor type in primary and metastatic cancer including CUP.  miRview® squamous accurately identifies the squamous subtype of non-small cell lung cancer, which carries an increased risk of severe or fatal internal bleeding and poor response to treatment for certain therapies.  miRview® meso diagnoses mesothelioma, a cancer connected to asbestos exposure.  miRview® lung accurately identifies the four main subtypes of lung cancer using small amounts of tumor cells. miRview® tests are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment. In the U.S. alone, Rosetta Genomics estimates that approximately 200,000 patients a year may benefit from the miRview® mets and miRview® mets² test, 60,000 from miRview® squamous, 60,000 from miRview® meso and more than 1 million patients worldwide from miRview lung. The Company’s tests are offered directly by Rosetta Genomics in the U.S., and through distributors around the globe. For more information, please visit www.mirviewdx.com. Parties interested in ordering the test can contact Rosetta Genomics at (215) 382-9000 ext. 309.

About microRNAs
microRNAs (miRNAs) are recently discovered, small RNAs that act as master regulators of protein synthesis, and have been shown to be highly effective biomarkers.  The unique advantage of microRNAs as biomarkers lies in their high tissue specificity, and their exceptional stability in the most routine preservation methods for biopsies, including Formalin Fixed Paraffin Embedded (FFPE) tissue. It has been suggested that their small size (19 to 21 nucleotides) enables them to remain intact in FFPE blocks, as opposed to messenger RNA (mRNA), which tends to degrade rapidly. In addition, early preclinical data has shown that by controlling the levels of specific microRNAs, cancer cell growth may be reduced.  To learn more about microRNAs, please visit www.rosettagenomics.com.

About Rosetta Genomics
Rosetta Genomics develops and commercializes a full range of microRNA-based molecular diagnostics.  Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. The Company’s miRview product line is commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab.

Forward-Looking Statements
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the potential of microRNAs in the diagnosis and treatment of disease, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2010 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics Ken Berlin, President & CEO (215) 382-9000 ext. 326 investors@rosettagenomics.com	LHA Anne Marie Fields (212) 838-3777 afields@lhai.com
or
Bruce Voss (310) 691-7100 bvoss@lhai.com

#   #   #